UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON APRIL, 25, 2012

DATE, TIME, AND PLACE:

April 25, 2012, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, through teleconference, and Mrs. Viviane Senna Lalli – Directors. Messrs. José Manuel Tejón Borrajo - Director were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Conrado Engel, and the Vice-President Executive Officer Mr. Carlos Alberto López Galán were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the Company’s Financial Statements regarding the 2st quarter of 2012; and (b)  know the resignation of Mr. José de Menezes Berenguer Neto to the position of Senior Vice-President Executive Officer of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 1st quarter of 2012, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), everything as proposed by the Board of Executive Officers, according to the meeting held on April 24, 2012, at 10:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC; and

[Free English Translation]

It is registered that Mr. René Luiz Grande, member of Audit Committee of the economic and financial conglomerate Santander in Brazil and Mr. Gilberto Bizerra de Souza, partner of Deloitte Touche Tohmatsu Auditores Independentes, were present to render clarifications related to item (a) of the Agenda.

(b)       Knew, pursuant to item III of article 17 of Company’s Bylaws, the   resignation dated on March 30, 2012, of Mr. José de Menezes Berenguer Neto, a Brazilian citizen, married, bank employee, bearer of RG  # 13.864.600-4 SSP/SP, registered with the CPF/MF  under # 079.259.848-76, to the position of  Senior Vice-President Executive Officer of the Company, which election occurred on the meeting of the Board of Directors held on May 31, 2011. It is registered the acknowledgment of the Board of Directors to the services provided by Mr. José de Menezes Berenguer Neto.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, April 25, 2012. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, and José Antonio Alvarez Alvarez; and Mrs. Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer